NEWS RELEASE

December 17, 2004

Trading Symbol: TSX: RNG

Amex: RNO

RIO NARCEA AND COMPANIA DE MINAS BUENAVENTURA TO

ENTER INTO A JOINT VENTURE AGREEMENT ON

THE SANTA MARINA PROPERTY IN SPAIN

Toronto – Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) is pleased to announce that it has signed a letter of intent to enter into a joint venture agreement with Compania de Minas Buenaventura, S.A.A. (“BVN”) to explore the Santa Marina gold property (the “Property”) located two kilometers north of the El Valle mine on the Rio Narcea Gold Belt.

Under the terms of the proposed agreement, BVN has the option to earn a 51% interest in the Property by constructing a 1,120 meter ramp to access the Santa Marina mineralized zone at a depth of approximately 300 meters and completing 1,100 meters of drilling within two years from signing of the agreement. The cost of this work is estimated at €2.2 million (US$2.9 million).

Once BVN has earned a 51% interest, it will have the option to earn an additional 19% interest by incurring a further €2.4 million (US$3.2 million) of exploration expenses on the Property, which would include additional underground development work and drilling.

The transaction is subject to the completion of all the formal documentation, with the agreement expected to be finalized by the end of January.

The Santa Marina gold mineralized area, discovered in a previous exploration program in 2000, is a deep, mineralized breccia zone that closely resembles the style of mineralization at the El Valle mine. The best hole intercepted a total grade thickness of 90 grams x meters / tonne in a breccia with three intervals including 22 g/t over 1.0 meter, 16.1 g/t over 2.5 meters and 2.0 g/t over 8.2 meters between 170 and 210 meters below surface.

John W.W. Hick, Vice-Chairman and CEO of Rio Narcea, commented: "We are extremely pleased with this association with Compania de Minas Buenaventura, a well-established mining company with a long history of exploring for, developing and producing precious metals in Latin America from its base in Peru. We expect that this joint venture will further unlock the potential of the Rio Narcea Gold Belt within a meaningful time frame and enable Rio Narcea to focus on increasing its reserve base at the El Valle and Carlés mines.”

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain, Portugal, and Mauritania. The Company produces gold at its El Valle and Carlés mines and has started producing concentrates at its Aguablanca nickel-copper-PGM mine in southern Spain. Rio Narcea is expecting to start the construction of its permitted Tasiast gold project located in Mauritania, West Africa, in early 2005 and is also completing a full feasibility study of its Salave gold deposit in northern Spain.

For further information, contact John W.W. Hick, Vice-Chairman and CEO or Laurie Gaborit, Manager Investor Relations.

Tel: (416) 956 7470  Fax: (416) 956 7471  E-Mail: info@rngm.com  Website:www.rionarcea.com

Forward-looking Statements: Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.